UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EASTSIDE DISTILLING, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

27780 21 04
(CUSIP Number)

Grover T. Wickersham 430 Cambridge Avenue, Suite 100 Palo Alto, CA 94306
(650) 323-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Grover T. Wickersham ("Mr. Wickersham")

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, PF and OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,394,193(1)(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,394,193(1)(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,394,193(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.5% (3)

14.	Type of Reporting Person (See Instructions) IN
(See footnotes on page 4.)

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Grover T. Wickersham, P.C. Employees' Profit Sharing Plan (the "PSP") EIN: 77-0117780

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 542,155(1)(5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 542,155(5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 542,155(5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(6)

14.	Type of Reporting Person (See Instructions) EP
(See footnotes on page 4.)

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 4 of 8

_______________
(1)	All share, warrant and option numbers and associated exercise prices in this Amendment No. 3 reflect a 20-for-1 reverse stock split effected by the Company on October 18, 2016.
(2)

Mr. Wickersham directly owns 109,755 shares of Common Stock, 25,963 common stock purchase warrants (but see footnote (3) below) and 35,000 options, of which 25,000 are currently vested or vest within 60 days of December 29, 2016, the date of the last transactions reported on this Amendment No. 3 to Schedule 13D. In addition, Mr. Wickersham serves as the trustee of the Grover T. Wickersham, P.C. Employees' Profit Sharing Plan (the "PSP"), the Lindsay Anne Wickersham 1999 Irrevocable Trust (the "Irrevocable Trust"), and an education trust established for the benefit of an unrelated minor child (the "Education Trust"). Mr. Wickersham also is a joint trustee and beneficiary of the Grover T. and Jill Z. Wickersham 2000 Charitable Remainder Trust (the "CRUT"). The PSP owns 447,924 shares of Common Stock and 94,231 Warrants, the Irrevocable Trust owns 220,900 shares of Common Stock and 200,000 warrants, the Education Trust owns 144,063 shares of Common Stock and 25,000 warrants, and the CRUT owns 127,320 shares of Common Stock. Because Mr. Wickersham exercises voting and dispositive power over the Common Stock owned by the PSP, the Irrevocable Trust, the Education Trust and the CRUT, he may be deemed to be the beneficial owner of the securities owned by such entities pursuant to Rule 13d-3(a) promulgated under the Act. He disclaims beneficial ownership of all of the securities owned by the Irrevocable Trust and the Education Trust and all of the securities owned by the PSP and CRUT, except to the extent of his vested interest in the PSP and the CRUT.

(3)

Includes 319,231 shares of Common Stock issuable upon exercise of warrants out of an aggregate total of 345,194 warrants held by Mr. Wickersham, the PSP, the Irrevocable Trust and the Education Trust. The warrants contain a blocker that prohibits the holder from exercising the warrants if such exercise will result in the beneficial ownership by the holder and his affiliates of more than 9.99% of the Issuer's outstanding shares. Once the holder's beneficial ownership percentage, calculated in accordance with Rule 13d-3(d)(1)(i), reaches 9.99%, the warrants are not exercisable until such time as the holder's beneficial ownership percentage falls below 9.99%. The terms of the blocker may only be amended by written consent of both the Issuer and the holder. None of Mr. Wickersham, the PSP, the Irrevocable Trust, nor the Education Trust would own 9.99% of the outstanding shares if their respective warrants were exercised. However, because Mr. Wickersham has voting and dispositive control of the securities owned by the PSP, the Irrevocable Trust, the Education Trust and the CRUT, the aggregate ownership of which exceeds 9.99%, his personal 25,963 warrants are currently subject to the blocker and are not included in his beneficial ownership total.

(4)

Calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Act. Based on 7,627,512 shares of the Issuer's Common Stock outstanding on February 13, 2017, as provided by the Issuer, plus shares of Common Stock issuable upon exercise of currently exercisable options and warrants.

(5)

These shares are also included in the shares deemed beneficially owned by Mr. Wickersham, who is the trustee of the PSP and exclusively exercises voting and dispositive control. Includes 94,231 shares issuable upon exercise of outstanding warrants. See footnote (3) above regarding the blocker contained in the warrants.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 5 of 8

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 14, 2016 (the "Original Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 18, 2016 and Amendment No. 2 to Schedule 13D filed with the Commission on July 27, 2016 ("Amendment No. 2") by Grover T. Wickersham, an individual and citizen of the United States ("Mr. Wickersham") and the Grover T. Wickersham, P.C. Employees' Profit Sharing Plan (the "PSP," and together with Mr. Wickersham, the "Filing Persons") with respect to the Common Stock of Eastside Distilling, Inc., a Nevada corporation (the "Issuer"). The Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 3 are collectively referred to as the "Schedule 13D." This Amendment No. 3 amends Items 2, 3, 4, 5 and 7. Except as set forth herein, all other information in Mr. Wickersham's Schedule 13D, as previously amended, remains unchanged.

Item 2. Identity and Background

Item 2 to Schedule 13D is hereby amended and restated as follows:

This Amendment No. 3 to Schedule 13D is being filed on behalf of Grover T. Wickersham, an individual ("Mr. Wickersham") and the Grover T. Wickersham, P.C. Employees' Profit Sharing Plan (the "PSP," and collectively with Mr. Wickersham, the "Filing Persons"). Prior to this Amendment No. 3, the Schedule 13D was filed only on behalf of Mr. Wickersham.

The securities reported as beneficially owned by Mr. Wickersham include securities held in the PSP, the Irrevocable Trust, the Education Trust and the CRUT. The securities reported as beneficially owned by the PSP include only PSP securities. The Education Trust, for which Mr. Wickersham serves as trustee, is an education trust created for the benefit of a minor child unrelated to the Reporting Person. He also serves as the trustee of the PSP, the Irrevocable Trust and is a joint trustee of the CRUT. In his capacity as trustee, he has the right to direct the voting and disposition of the securities owned by the PSP, the Irrevocable Trust, the Education Trust and the CRUT. The Reporting Person disclaims beneficial ownership of the securities owned by the Irrevocable Trust and the Education Trust, as well as the securities owned by the PSP and the CRUT except, in the case of the PSP and the CRUT, to the extent of his vested interests therein.

  The principal business address of the Filing Persons is 430 Cambridge Avenue, Suite 100, Palo Alto, CA 94306.
  The principal business of Mr. Wickersham is Chairman and Chief Executive Officer of the Issuer, as well as that of a private investor in private and public companies. The principal business of the PSP is an employee benefit plan.
  During the last five years, neither of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
  During the last five years, neither of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
  The Filing Persons are citizens of the United States.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 6 of 8

Item 3. Source and Amount of Funds or Other Consideration

Item 3 to Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of shares of the Issuer's common stock, all of which were shares issued upon exercise of outstanding warrants, were as follows:

A. The PSP exercised 130,769 warrants by forgiving $120,000 in promissory note indebtedness owed by the Issuer and by the payment of $50,000 in cash of the PSP.

B. The CRUT exercised an aggregate of 96,153 warrants by forgiving $125,000 in promissory note indebtedness owed by the Issuer.

C. The Education Trust exercised 25,000 warrants by the payment of $32,500 in cash of the Education Trust.

Item 4. Purpose of the Transaction

Item 4 to Schedule 13D is hereby amended and restated as follows:

The December 2016 acquisitions, which were consummated by entities of which Grover T. Wickersham, Mr. Wickersham, is deemed to be the indirect beneficial owner, were completed in late December 2016 in response to the Issuer's action to temporarily reduce the exercise price of its outstanding warrants. The PSP, the CRUT and the Education Trust took advantage of that action by the Issuer and in the process, reduced the amount of promissory note indebtedness that the Issuer would otherwise be required to repay in the future, and in the case of the PSP and the Education Trust, provided additional funds for working capital. The new purchases of shares by the PSP, the CRUT and the Education Trust were made solely for investment purposes and not with the intention of increasing their respective holdings for purposes of control.

Mr. Wickersham assigned an aggregate of 33,653 warrants to the CRUT and 40,384 warrants to an unrelated third party for no consideration. The purpose of these transactions was to transfer outstanding warrants to investors who subsequently exercised them, either for cash or for forgiveness of promissory note indebtedness, both of which ultimately benefitted the Issuer.

As previously reported, although Mr. Wickersham did not purchase any securities of the Issuer, whether directly or indirectly, for the purpose of acquiring any particular percentage ownership, effecting any extraordinary corporate transaction or sale or transfer of assets, change in the composition of the Board of Directors, material change in the present capitalization or any other material change in the Issuer's business or corporate structure, on July 19, 2016, the Issuer's Board of Directors expanded the size of the Board from three to four directors and appointed Mr. Wickersham as a director to fill the vacancy created by the expansion of the Board. On the same date, Steven Earles, then-Chairman of the Board, President and Chief Executive Officer, tendered his resignation as Chairman of the Board and was replaced as Chairman by Mr. Wickersham. Mr. Wickersham subsequently assumed the title of Chief Executive Officer on November 22, 2016, with Mr. Earles continuing as President. On January 19, 2017, Mr. Earles resigned as President and as a director, while continuing his relationship with the Issuer as a consultant. Until a replacement President is identified and appointed, Mr. Wickersham has assumed the functions of that office. Mr. Wickersham has not increased his direct ownership of the Issuer's securities since his election to the Board other than to have been granted directors' options at the same time as other non-employee directors prior to his appointment as Chief Executive Officer.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 7 of 8

Item 5. Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of Schedule 13D are hereby amended and restated in their entireties, and paragraph (c) is hereby amended and supplemented as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of the shares beneficially owned by each of the Filing Persons. The percentages used in this Schedule 13D are calculated based on 7,627,512 shares of the Issuer's Common Stock outstanding on February 13, 2017, as provided by the Issuer, plus shares of Common Stock issuable upon exercise of currently exercisable options and warrants as applicable to the respective Filing Person.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares as to which each of the Filing Persons has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of the shares.

(c) Neither of the Filing Persons has effected or caused to be effected any transaction involving the Issuer's Common Stock during the last 60 days other than the following:

Person who Effected			Number of	Price
the Transaction	Transaction	Date	Shares	Per Share	Consideration

CRUT	Warrant Exercise	12/21/2016	62,500	$1.30	Debt forgiveness
PSP	Warrant Exercise	12/21/2016	92,307	1.30	Debt forgiveness
PSP	Warrant Exercise	12/21/2016	38,462	1.30	Cash
Wickersham	Warrants Assigned to CRUT	12/29/2016	33,563	0.00	N/A
CRUT	Warrant Exercise	12/29/2016	33,563	1.30	Cash
Education Trust	Warrant Exercise	12/29/2016	25,000	1.30	Cash
Wickersham	Warrants Assigned to	12/29/2016	40,384	0.00	N/A
	Unrelated Third Party

In addition to the transactions set forth in the above table, on October 13, 2016, Mr. Wickersham was granted 35,000 options, exercisable at $1.80 per share, with other non-employee directors. Of those options, 25,000 are currently exercisable in accordance with Rule 13d-3(a) and are included in the Aggregate Amount Beneficially Owned and the Percent of Class as reported in rows (11) and (13) of the cover page.

(d) No person (other than Mr. Wickersham, PSP, Education Trust, Irrevocable Trust and CRUT, as applicable) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement of the Filing Persons, dated as of February 14, 2017, between the Filing Persons (filed herewith).

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

/s/ Grover T. Wickersham

Grover T. Wickersham, P.C. Employees Profit Sharing Plan

By: /s/ Grover T. Wickersham
Trustee